[Sun American Bancorp Letterhead]

February 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Acceleration Request for Sun American Bancorp

Registration Statement on Form S-3 (File No. 333-130363)

Ladies and Gentlemen:

On behalf of Sun American Bancorp, a Delaware corporation (the “Company”), and pursuant to Rule 461(a) under the Securities Act of 1933, as amended, I hereby request acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective on February 6, 2006, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ROBERT NICHOLS
Chief Financial Officer